Exhibit 1.1

TOM Online Reports First Quarter 2004 Financial Results
Record revenue driven by strong growth in 2.5G and IVR products and services

(Hong Kong, April 29, 2004) TOM Online Inc. (Hong Kong GEM stock code: 8282, NASDAQ stock symbol: TOMO), a leading mobile Internet company in China providing value-added multimedia products and services, today announced its financial results for the first quarter ended March 31, 2004.

Key first quarter achievements include:

•	Revenues for the quarter grew by 14% compared with last quarter’s pro forma results to US$26 million, representing a year-on-year increase of 85%.
•	Wireless value added services revenues totaled US$23.8 million for the quarter, representing an increase of 25% from last quarter’s pro forma results and 162% from the same period in 2003;
•	Online advertising revenues for the quarter grew by 104% compared with last quarter’s pro forma results to US$1.2 million, a 594% year-on-year increase.
•	Gross profit margins and net income margins for the quarter continued to improve, reaching 52% and 32%, respectively, compared with 51% and 31%, respectively, for the previous quarter’s pro forma gross profit margins and net income margins. In the first quarter of 2003, the respective figures were 38% and 4%.
•	EBITDA increased by 15% from last quarter’s pro forma results to US$10.6 million, which is a 303% increase compared with the same period in 2003.
•	Net income increased by 17% from last quarter’s pro forma results to US$8.4 million, representing a year-on-year increase of 1,269%.

“We're very pleased with our results for the first quarter, which saw strong growth not just in revenues and profit but also with our margins, reflecting a stronger business and a more efficient operation,” said Mr. Wang Lei Lei, executive director and chief executive officer of TOM Online. “TOM Online maintained momentum in all its major business lines, in particular our WVAS sector, which was mainly driven by the strong growth of our 2.5G products and services and wireless value added voice services.”

Business Results *

The company’s unaudited consolidated revenue for the three months ended March 31, 2004 was US$26 million, an increase of 85% over the same period in 2003 and 14% quarter on quarter, reflecting the solid foundation of the Company’s sustainable and diversified business and product portfolio.

Wireless value added services revenue was US$23.8 million, an increase of 162% compared to the same period in 2003 and 25% quarter-on-quarter.

“The increase in WVAS revenues was primarily driven by our diversified WVAS product portfolio and an increase in the number of users accessing our wireless value added services,” commented Mr. Wang Lei Lei. “TOM Online has further consolidated its leadership position in the WVAS market in China. We have experienced a desired success across the entire WVAS sector, including wireless value added data services and wireless value added voice services. ”

Wireless value added data service revenues, or revenues derived primarily from short messaging services (“SMS”), multimedia messaging services (“MMS”) and wireless access protocol services (“WAP”), accounted for 76% of total WVAS revenues, compared to 96% for the same period in 2003 and 81% quarter-on-quarter. Within the company’s wireless data service product portfolio, the company’s 2.5G products enjoyed significant growth during the first quarter of 2004.

Wireless value added voice services, or revenues derived primarily from interactive voice response services (“IVR”), were US$5.7million, accounting for 24% of total WVAS revenues. This is compared to 4% for the same period in 2003 and 19% in the fourth quarter of 2003. IVR is now one of the company’s fastest growing businesses among our WVAS product portfolio.

The expansion of the company’s local sales network is one of the reasons for its double-digit growth in wireless value added service revenues. Throughout the first quarter the company has expanded its presence and penetration in second and third-tier cities in China to promote the usage of its WVAS services. The company now covers more than 156 cities in 29 provinces throughout China. The company is also well positioned to exploit non-PC based distribution channels for its WVAS products and services throughout China via its alliances with leading international mobile handset manufacturers, such as Motorola and Nokia, and leading domestic brands such as Bird and TCL.

During the first quarter the company continued to establish content partnerships and alliances to enhance our WVAS offerings. Recently, the company secured an exclusive agreement with the China Film Group Corporation to deliver wireless products and services in connection with their distribution of the film “Lord of the Rings: Return of the King” in China. EMI Music has also been added to the list of alliance partners for the company’s wireless product offerings. Additionally, through the company’s exclusive agreement with the China Meteorological Administration, the company’s customers will be able to receive updated weather forecasts, locally and globally, as part of our wireless product offerings.

Online advertising service revenues were US$ 1.2 million, representing an increase of 594% compared with the same period in 2003 and 104% quarter on quarter.

“TOM Online has successfully built a strong brand recognition among the young and trendy crowd in China,” commented Ms. Elaine Feng, executive director and executive vice president for Sales & Marketing. “We have finished the first quarter with a record number of advertisers, which has led to the significant growth of our online advertising revenues.” In order to maintain brand management momentum, the company launched an advertising campaign in the major cities of Beijing, Shanghai and Guangzhou. It also appointed Wang Lee Hom, a Greater China pop singer, as the company spokesperson and has entrusted Dentsu with overall company brand management.

As a result of the de-emphasis on Commercial Enterprise Solution (CES) projects in favor of higher margin WVAS business opportunities, CES revenues for the first quarter of 2004 totaled US$830,000, representing a 78% decrease from the same period in 2003 and a 73% decrease from the fourth quarter of 2003.

Gross profit margin increased to 52% in the first quarter of 2004, compared with 38% for the same period in 2003 and 51% for the fourth quarter of 2003.

Operating expenses for the first quarter of 2004 were US$5.1 million, an increase of 12% from the same period in 2003 and 11% quarter on quarter. Operating expenses as a percentage of total revenue were 19.6%, compared to 33% of total revenues for the same period in 2003 and 20% in the fourth quarter of 2003.

EBITDA for the first quarter of 2004 was US$10.6 million, an increase of 303% from the same period in 2003 and 15% from the fourth quarter of 2004.

Net income for the first quarter was US$8.4 million, representing an increase of 1,269% from the same period in 2003 and an increase of 17% quarter on quarter. The company’s net income margin increased to 32% for the first quarter compared to 4% for the same period in 2003 and 31% in the fourth quarter of 2003.

Net cash balance was US$205 million for the first quarter compared to US$6.9 million for the same period in 2003 and US$22.6 million for the fourth quarter of 2003. Cash flow from operating activities was US$6.4 million for the first quarter of 2004 compared with US$0.7 million for the same period in 2003 and US$6.2 million in the fourth quarter of 2003.

Earnings per ordinary share were US$0.003 for the quarter. Earnings per ADS were US$0.22 for the quarter.

“As we leverage the scale of business and our diverse product portfolio we are able to deliver robust performance on both our top-line and bottom-line,” said Mr. Peter Schloss, executive director and chief financial officer of TOM Online. “Our improving profit margins and double-digit growth in revenues and net income demonstrate our management team’s ability to innovate, execute and achieve our goal of creating value for our shareholders.”

TOM Online is pleased to announce the appointment Mr. Joshua Ma as the executive vice president responsible for wireless operations. The company believes Mr. Ma’s years of experience in the digital entertainment sector will further strengthen its WVAS leadership amongst the young and trendy demographic group.

Business Outlook

The company estimates that its total revenue for the second quarter of 2004 will be between US$29 million to US$30 million. The company estimates its wireless value added services revenue for the second quarter of 2004 will be between US$27 million to US$28 million. The company’s online advertising services revenue is expected to be between US$1.4 million to US$1.6 million for the second quarter of 2004.

* Discussion of pro forma data for 2003 versus historical data for 2003

The company’s historical financial data reflects the effects of its reorganization from September 26, 2003, and the effects of its acquisition of its IVR business from November 19, 2003. Pro forma financial data for 2003 was presented above in order to give pro forma effect to the company’s reorganization, as if the reorganization and the acquisition of the IVR business each occurred on January 1, 2003 . As a result, pro forma financial information for 2003 includes the financial information of the nine companies that are part of the company following its reorganization, but excludes the six companies that were included in the company’s historical financial information until September 26, 2003, but are no longer part of the company following its reorganization. For these reasons, the management of TOM Online believes that it is more appropriate and relevant to use our pro forma financial data instead of our 2003 historical data to compare our financial information for the three months ended March 31, 2004 with the same period for 2003 and the fourth quarter of 2003. Details of the pro forma adjustments and the underlying assumptions and basis of preparation can be found in the Supplemental Selected Unaudited Pro Forma Consolidated Quarterly Financial Information Set Forth in Form F-1 dated March 4, 2004 and also in Appendix III set forth in the Global Offering Prospectus dated March 2, 2004.

Conference Call

TOM Online’s management team will host a conference call at 07:30 AM EDT (19:30 Hong Kong, Perth Time), April 29, 2004 to present an overview of the company’s financial performance and business operations. The dial-in number for the call is 10800-8520823 (China North), 10800-1520823 (China South), +852-22584002 (Hong Kong), +65-68839152 (Singapore), 0800-0967428 (United Kingdom), +1-877-542-7993 (the United States). The pass code is 3269266. The conference call will be available on web cast live and replayed at the Company’s corporate website at http://ir.tom.com.

About TOM Online Inc.

TOM Online Inc. (Hong Kong GEM stock code: 8282, NASDAQ stock symbol: TOMO) is a leading mobile Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the company’s primary business activities include wireless value-added services, online advertising and commercial enterprise solutions. The company offers an array of services such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of December 31, 2003, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless value added service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

Forward-Looking Statements

The company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond the company’s control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategies.

Media Contact

TOM Online

Jenny Hu +8610 13910039141 huying@bj.tom.com

Weber Shandwick Mike Wong +852 2533-9922 mwong@webershandwick.com	Wayne Fong +852 2533-9914 wfong@webershandwick.com